UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The Singapore Fund, Inc.
(Name of Issuer)

Closed - End Fund
(Title of Class of Securities)

82929L109
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,589,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,589,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,589,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,589,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,589,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,589,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 1, 2010 (the “Original Schedule 13D”), by City of London Investment Group PLC (“City of London”) and City of London Investment Management Company Limited relating to the shares of common stock (the “Shares”), of THE SINGAPORE FUND, INC.  (the “Fund”), and with the Amendments No. 1 and 2 filed on December 13, 2010 and January 3, 2011, respectively.  This Amendment No. 3 amends Items 3, 4 and 5 of the Original Schedule 13D by disclosing transactions resulting in an increase to the aggregate amount of shares beneficially owned by City of London.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.                  Source and Amount of Funds or Other Considerations.

The response set forth in Item 3 of the Schedule 13D is hereby amended as follows:

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 2,589,282 Shares beneficially owned by the Reporting Persons was $30,581,536, inclusive of brokerage commissions. The aggregate purchase price of the 208,826 Shares owned directly by EWF was $2,460,433, inclusive of brokerage commissions. The aggregate purchase price of the 299,051 Shares owned directly by BMI was $3,829,170, inclusive of brokerage commissions. The aggregate purchase price of the 241,760 Shares owned directly by IEM was $3,682,711, inclusive of brokerage commissions. The aggregate purchase price of the 299,051 Shares owned directly by FREE was $4,175,809, inclusive of brokerage commissions.  The aggregate purchase price of the 6,185 Shares owned directly by PLUS was $81,504, inclusive of brokerage commissions. The aggregate purchase price of the 290,471 Shares owned directly by GEM was $2,276,988, inclusive of brokerage commissions. The aggregate purchase price of the 421 Shares owned directly by GFM was $5,548, inclusive of brokerage commissions.  The aggregate purchase price of the 1,243,517 Shares owned directly by the Segregated Accounts was $14,069,373, inclusive of brokerage commissions.

Item 4.                  Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 30, 2010 the City of London Funds and the Segregated Accounts elected to receive 154,878.88 and 136,854.74 shares, respectively, of The Singapore Fund, Inc. (SGF US) as payment for the fund’s end of year distribution of $1.85 per share.  Accordingly, the City of London Funds and Segregated Accounts elected shares were delivered on January 6, 2011.  Subsequent to receiving the elected shares, BMI, GEM and FREE initiated sale transactions to reduce their respective percentage holdings of the Shares.  The overall result of the dividend share distribution and the subsequent sales was a 1.12% increase of City of London’s beneficial ownership of Shares.

Item 5.                  Interests in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended as follows:

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 2,589,282 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 25.97% of the 9.968 million Shares outstanding as of January 31, 2011, as reported by the Fund. As of the date hereof, EWF, IEM, BMI, FREE, PLUS,GEM, GFM and the Segregated Accounts owned directly 208,826; 241,760; 299,051; 299,051; 6,185; 290,471; 421 and 1,243,517 Shares, respectively, representing approximately 2.09%, 2.43%, 3.00%, 3.00%, 0.06%, 2.91%, 0.001% and 12.47%, respectively, of the 9.968 million Shares outstanding as of January 31, 2011.

(c)	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Transaction Type	Trade Date	Share Quantity	Trade Price

Account	Buy - Dividend payment in stock	12/30/2010	136,854.74	14.960
BMI	Buy - Dividend payment in stock	12/30/2010	35,094.97	14.960
EWF	Buy - Dividend payment in stock	12/30/2010	22,982.05	14.960
FREE	Buy - Dividend payment in stock	12/30/2010	34,710.25	14.960
GBL	Buy - Dividend payment in stock	12/30/2010	34,757.86	14.960
GFM I	Buy - Dividend payment in stock	12/30/2010	46.37	14.960
INV	Buy - Dividend payment in stock	12/30/2010	26,606.61	14.960
PLUS	Buy - Dividend payment in stock	12/30/2010	680.77	14.960
BMI	SELL	1/13/2011	6,997.00	15.354
FREE	SELL	1/13/2011	6,801.00	15.354
GBL	SELL	1/13/2011	15,355.00	15.354
BMI	SELL	1/14/2011	649.00	15.316
GBL	SELL	1/18/2011	10,000.00	15.337
FREE	SELL	1/21/2011	7,300.00	14.979
FREE	SELL	1/24/2011	334.00	14.950
FREE	SELL	1/25/2011	300.00	14.900
BMI	SELL	1/26/2011	12,192.00	14.934
FREE	SELL	1/26/2011	1,608.00	14.934

Item 7.                  Materials to be Filed as Exhibits.

See spreadsheet listing the applicable transactions attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 9, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:   Director